UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number

001-36272

CUSIP Number

72766Q105

NOTIFICATION OF LATE FILING

(check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Not Applicable

_____________________________

PART I -- REGISTRANT INFORMATION

PLATFORM SPECIALTY PRODUCTS CORPORATION

Full Name of Registrant

Not Applicable

Former Name if Applicable

1450 Centrepark Boulevard, Suite 210

Address of Principal Executive Office (Street and Number)

West Palm Beach, Florida 33401

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Platform Specialty Products Corporation (“Platform”) could not file with the Securities and Exchange Commission (the “SEC”) its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) on or by February 29, 2016 because of the timing and scale of its recent acquisitions. As previously disclosed, Platform completed three acquisitions in 2015, including two in the fourth quarter, and thereafter experienced delays relating to the consolidation of the financial information of this new business combination. As a result, Platform requires additional time to finalize its consolidated financial statements, which could not have been finalized without unreasonable effort or expense. Because Platform has not completed its year-end closing process, Platform has yet to complete the assessment of the effectiveness of its internal control over financial reporting. Platform previously reported material weaknesses which at the date hereof remain unremediated. This assessment will be completed prior to the filing of the Form 10-K. Platform expects to file the Form 10-K with the SEC within the prescribed period allowed by Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Sanjiv Khattri
Executive Vice President and Chief Financial Officer	(561)	207-9600
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Platform acquired three companies during fiscal year 2015. As a result of these acquisitions, Platform expects the Form 10-K to reflect significant changes in its results of operations for the year ended December 31, 2015 as compared to the prior year on a U.S. GAAP basis. For example, net sales for the full year 2015 is expected to be approximately $2.5 billion compared to $843 million in 2014. Pre-tax income loss for the full year 2015 is expected to be approximately $230 million, compared to $31.0 million in 2014.

This preliminary unaudited financial information remains subject to the completion of Platform's financial closing procedures, final adjustments and other developments that may arise between the date hereof and the time Platform's financial results for the fiscal year ended December 31, 2015 are finalized.

Cautionary Note on Forward-Looking Statements

This notification contains or may contain, among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve significant risks and uncertainties.  Such statements may include, without limitation, statements with respect to Platform’s plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects”, “may,” “could,”  “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans” or similar expressions. These statements are based upon the current beliefs and expectations of Platform’s management and are subject to significant risks and uncertainties, including those detailed in Platform’s filings with the SEC.  Actual results may differ significantly from those set forth in the forward-looking statements.  Specifically, the preliminary unaudited financial performance presented by Platform on February 29, 2016 is subject to completion of Platform's financial closing procedures, final adjustments and other developments. Actual results may differ from the announced estimates. In addition, these forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors, many of which are beyond Platform’s control.  Platform does not intend to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

________________________________________________________

PLATFORM SPECIALTY PRODUCTS CORPORATION

________________________________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 29, 2016

By: /s/ Sanjiv Khattri
Name: Sanjiv Khattri
Title: Executive Vice President and Chief Financial Officer